Postal Code 20549-0303

								February 17, 2005


via facsimile 415-   and U.S. mail

Paul Derenthal, Esq.
Derenthal & Dannhauser LLP
One Post Street, Suite 575
San Francisco, California  94602

Re:  	BellaVista Capital, Inc.
Preliminary Proxy Statement on Schedule 14A filed February 8, 2005 SEC File no. 0-30507

Dear Mr. Derenthal:

	We have the following comments on the above-captioned filing:

General

1. We note that the company postponed its September annual meeting but has not yet rescheduled it. Please advise regarding the company`s intent in this regard.
2. We note the statement that the proxy statement and card were disseminated on or about February 11, 2005. Please advise us as to whether dissemination did occur on this date.
3. The shareholder resolution appears to propose several distinct matters. Please note that the proxy card must identify clearly and impartially each separate matter intended to be acted upon, whether or not related to or conditioned on the approval of other matters. While we note that the company is offering the resolution as presented to it by the shareholders, what consideration was given to whether the resolution should be broken into separate proposals? For further guidance, see Rule 14a-4(a)(3) of the Proxy Rules, Release No. 34-31326 (October 22, 1992) and the September 2004 Supplement to the Division of Corporation Finance`s Manual of Telephone Interpretations.
4. It is unclear whether the resolution is binding on the company or merely precatory. Please revise to clarify. Further, we note that the shareholder materials filed in November of 2004 indicated that the approval of the proposal required the vote of a majority of the shareholders. The company`s proxy statement indicates approval requires the vote of two thirds the outstanding shares. While we note the brief discussion in the shareholder letter, please advise in more detail with regard to the required vote.

Voting of Proxies

5. The company may not use discretionary authority to vote to adjourn the meeting in order to solicit additional proxies. Please revise to include a specific proposal.

Solicitation of Proxies

6. Please confirm that the company has provided all the information required by Item 4(b) of Schedule 14A. For example, it is unclear whether all expenses have been included.

Form of Proxy

7. Revise to clarify how the proxy will be voted if a choice is not specified by the shareholder, i.e., that the proxy will be voted against the proposal and not merely as recommended by the board.

Appendix C -- Letter to Shareholders

8. Expand the sixth paragraph to provide more support for your assertion that the company can achieve double-digit returns under the new investment strategy. For example, does this assertion apply to the entire portfolio or just the four new investments? Have you made other investments under the new strategy? When do you expect to be earning double-digit returns? What are the current returns? What were the historical returns? In this regard, it may be helpful to briefly describe the new strategy.

9. We note that due to the $90 million net operating loss carry forward the company may be able to deliver higher returns. Please discuss in more detail. For example, how long does the company expect to carry the net operating loss and, accordingly, how long will the loss be impacting returns and shareholder value?

10. Expand to provide support for your statement that you believe you have "stopped the decline in share value" Provide more facts to place your statement in context. For example, what was the decline?
Over what period of time?

11. Expand the third bullet to clarify for what period the projected continuing operating expenses cover.

Other
12. In connection with responding to our comments, please provide, in writing, a statement acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;
* staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.


Closing Comments

	Please amend your proxy statement to promptly comply with our comments. If you do not agree with a comment, please tell why in your response. If the information you provide in response to our comments materially changes the information that you have already provided to shareholders, disseminate the revised materials in a manner reasonably calculated to inform them of the new information.

 	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Please direct any questions to Johanna Vega Losert, Attorney-Advisor, at (202) 942-2931. You may also reach me at (202) 942-
1918.

							Sincerely,


							Pamela Carmody
							Special Counsel
							Office of Mergers and
Acquisitions



BellaVista Capital, Inc.
02/23/2005
Page 4





UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0405

         DIVISION OF
CORPORATION FINANCE